Mail Stop 3561

December 28, 2010

<u>Via Fax & U.S. Mail</u>

Peter R. Ingram
Chief Financial Officer
Hawaiian Holdings, Inc.
3375 Koapaka St., Suite G-350
Honolulu, HI 96819

> **Re:** **Hawaiian Holdings, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Filed February 18, 2010**
> **File No. 001-31443**

Dear Mr. Ingram:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the fiscal year ended December 31, 2009

Compensation Discussion and Analysis

1.   We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Statement of Operations, page 50

2.   We note your classification of the litigation settlement received from Mesa in 2008 as part of operating income. Please explain to us why you believe it is appropriate to present this settlement as operating income.

Notes to the Financial Statements

– General

3.   We note from your disclosures in your Form 10-K for the year ended December 31, 2009 that you lease a significant amount of your aircraft. Please tell us if any of the aircraft lease agreements have lease return provisions. If so, please tell us how you are accounting for these potential lease return costs. See guidance in Chapter 4.52 to 4.54 in the *AICPA Audit and Accounting Guide for Airlines.*

Note 2. Summary of Significant Accounting Policies

– Frequent Flyer Program, page 57

4.   We note your disclosure that in 2009, you refined the method used to calculate the fair value of the deferral rate to consider the various levels of travel awards, where previously only the lowest award level was considered. Please tell us and disclose in future filings, the amount of any adjustments made to your frequent flyer liability or revenue recorded as a result of this revised method. In addition, please tell us if the change in the expiration date of frequent flyer miles in September 2009 from 36 months to 18 months resulted in any adjustment to your frequent flyer liability.

Note 9. Income Taxes, page 71

5.   We note your disclosure that the valuation allowance decreased by
      approximately $60.2 million for the year ended December 31, 2009 in part
      due to favorable changes in the Company's tax return accounting methods.
      Please explain to us the nature of the changes in your tax return accounting
      methods and why you believe these changes were appropriate in fiscal 2009.
      Also, please tell us how these changes resulted in a decrease to the valuation
      allowance.

6.   We note your disclosure that in 2009 the opening balance in deferred tax
      assets and the related valuation allowance was adjusted to correct for an
      unrecorded deferred tax asset of approximately $6.1 million and the related
      increase in valuation allowance. Please explain to us the nature of this
      correction and why you believe it was appropriate in 2009.

7.   We note your disclosure that the impact of adopting SFAS No. 141R was a
      reduction in the income tax expense and a corresponding increase in net
      income of $41.1 million for the year ended 2009. Please explain to us in
      further detail the underlying reason why the adoption of SFAS No. 141R
      resulted in an increase to net income and explain to us how you calculated or
      determined the amount of the adjustment made in 2009 due to the adoption of
      SFAS No. 141R.

Form 10-Q for the Quarter Ended September 30, 2010

Note 1. Summary of Significant Accounting Policies, page 6
- Frequent Flyer Program, page 6

8.   We note from your disclosure that during the quarter ended March 31, 2010
      you changed your estimate used to compute the fuel component of the
      incremental cost of providing travel awards to a 12-month forward average
      price to better reflect the anticipated cost of fuel in the calculation. Please tell
      us why you determined it was necessary to make a change in this estimate in
      the first quarter of 2010 rather than for the year ended December 31, 2009.
      As part of your response please tell us why this change in estimate was not
      determined to be necessary during 2009 when you made revisions to the
      deferral period, deferral rate and estimated breakage.

****

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Claire Erlanger at (202)551-3301 or Jean Yu at (202)551-3305 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Linda Cvrkel
Branch Chief